425 West Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201-3525

Telephone 501-688-8800

Fax 501-688-8807

April 29, 2021

Ms. Becky Chow

Staff Accountant

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

VIA EDGAR TRANSMISSION

Re:	Home BancShares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed on February 26, 2021

Form 8-K filed January 21, 2021

File No. 000-51904

Dear Ms. Chow:

The following is the response of Home BancShares, Inc. (the “Company”) to the Staff’s comments contained in your letter to Mr. Brian S. Davis, dated April 22, 2021.  We are authorized to submit this response on the Company’s behalf.  For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the headings contained in your letter.

Comments and Responses

Form 10-K filed February 26, 2021

Managements discussion and analysis of financial condition and results of operations

Non-GAAP Financial Measurements, page 87

1.

We note you present Non-GAAP Financial Measurements in your periodic filings and your Form 8-K earnings release. For example, In your 2020 10-K, you exclude from Table 24 Earnings, as adjusted, and other ancillary Non-GAAP presentations that follow on pages 88 through 90, $102.1 million for provision for credit losses on loans due to the impacts of COVID-19. You also exclude $17.0 million in unfunded commitments expense which you state was due to an increase in the expected funding percentages for the Company’s unfunded commitments as well as an increase in the unemployment rate projections from January 1, 2020 to December 31, 2020, due to COVID-19. It appears these performance measures, which exclude a portion of the provision for credit losses in addition to the unfunded commitments expense, substitute individually tailored recognition and measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. | Attorneys at Law

MitchellWilliamsLaw.com

Office of Finance

United States Securities and Exchange Commission

April 29, 2021

Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpafinance/guidance/nongaapinterp.htm.  Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses and any unfunded commitments expense using individually tailored recognition and measurement methods in future filings.

Response:  The Company acknowledges the Staff’s comment and confirms that it will refrain from disclosing non-GAAP performance measures that exclude all or a portion of the provision for credit losses and any unfunded commitments expense using individually tailored recognition and measurement methods in future filings.

If you have any questions or require further information, please contact me at (501) 688-8822 or ccrouch@mwlaw.com.

Sincerely,

mitchell, williams, selig,

gates & woodyard, p.l.l.c.

By/s/ Courtney C. Crouch, III

Courtney C. Crouch, III

CCC:jmc

cc:Mr. Brian S. Davis

Mr. John Nolan